Waddell & Reed, Inc.'s Exemption Report

Waddell & Reed, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(1),(k)(2)(i) and (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the period from January 1, 2015 to December 31, 2015 except as described below:

During the period from January 1, 2015 to December 31, 2015, the Company failed to promptly transmit 1,292 customer checks made payable to unaffiliated companies or non-proprietary mutual funds, received through its field offices, within the time frames specified by 17 C.F.R. § 240.15c3-3(k)(1). (Out of the total of 1,292 exceptions, 34% occurred in first quarter, 31% occurred in second quarter, 27% in third quarter and 8% in fourth quarter.)

During the period from January 1, 2015 to December 31, 2015, the Company failed to promptly transmit 6,776 customer checks made payable to the Company, received through its home and field offices, within the time frames specified by 17 C.F.R. § 240.15c3-3(k)(2)(i). (Out of the total of 6,776 exceptions, 31% occurred in first quarter, 26% in second quarter, 22% in third quarter, and 21% in fourth quarter.)

During the period from January 1, 2015 to December 31, 2015, the Company failed to promptly transmit 812 customer checks made payable to its clearing broker and 31 securities certificates, received through its home and field offices, within the time frames specified by 17 C.F.R. § 240.15c3-3(k)(2)(ii). (Out of the total of 843 exceptions, 28% occurred in first quarter, 23% in second quarter, 22% in third quarter, and 27% in fourth quarter.)

Waddell & Reed, Inc.

I, __Brent Bloss_____, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Senior Vice President, Treasurer, Principal Accounting Officer, Principal Financial Officer

February 25, 2016